SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

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                                DP Charters, Inc.

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                 Nevada                                 88-0381258
     (Jurisdiction of Incorporation)        (I.R.S. Employer Identification No.)


     24843 Del Prado, Dana Point CA                         92629
(Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code:  (949) 248-9561


The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                  27,656,000,000 Shares Issued and Outstanding


     The EXHIBIT INDEX is located at pages - of this Registration Statement

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                                     PART I

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


                          Unnumbered Item: Introduction

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Issuer's common stock is not presently quoted on the OTCBB. The Issuer's common stock is qualified for listing over the counter in the "Pink Sheets"; however the Issuer does not believe that any of its shares ever traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

     This Issuer may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public ("Issuer") company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Issuer is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Issuer for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Issuer.

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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization. This Issuer was duly incorporated in Nevada on December 18, 1997, as DP Charters, Inc., with the intention of initiating a charter yacht service from the Dana Point Harbor, Orange County, California. The Issuer later expanded its business plan to include the organization of SCUBA dive tours at various world locations. After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about May 15, 1999.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Issuer. The Issuer has no present business or business plan. It is a potential candidate for business combination, most likely in the form of a reverse acquisition or similar transaction.

     Limited Scope and Number of Possible Acquisitions: The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Company's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Company may consider proposals from a wide variety of business segments, Management reports that the proposals it has been receiving involve high-technology and new communication technologies, internet and information services. Management feels that it is most likely that a business combination candidate will be selected in these industry segments.

     (1) Principal Products or Services and their Markets. None.

     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. While this issuer has little to recommend it competitively, as against other so-called "Blank Check Companies", its prospects rest in the skill and knowledge of management, and of management consultants, including the principal shareholder, and such acquaintances and credibility they may command among business brokers and promoters looking for dormant public companies. Management is currently receiving regular unsolicited proposals from businesses and business brokers for possible business combinations. Mr. James and Mr. Sifford (see Item 4 and 5 of this Part), the Issuer's Officers and Directors, have been engaged, independently, and more recently together, in evaluating business opportunities and assisting development stage issuers in merger and acquisition transactions. The chief competitive advantage of this Issuer lies in the knowledge, skill and experience of management, and the managers reputation in the business community in which they are active. This Issuer became a candidate for reverse acquisition transactions only this past May. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable.

     (6) Dependance on one or a few major customers. Not Applicable.

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not applicable.

     (9) Effect of existing or probable governmental regulations on the business. Not applicable. However, this issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer. In connection with such submission and any continuation on the OTCBB, this Issuer would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Issuer's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws. None at this time.

     (12) Number of total employees and full-time employees. None.

     (13) Year 2000 compliance issues. None. The issuer has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the issuer has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Issuer was duly incorporated in Nevada on December
18, 1997, as DP Charters, Inc., with the intention of initiating a charter yacht service from the Dana Point Harbor, Orange County, California. The Issuer later expanded its business plan to include the organization of SCUBA dive tours at various world locations. After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about May 15, 1999. The Issuer has no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders.

     Plan of Operation for the next twelve months. This Issuer's Management, Mr. James and Mr. Sifford, are in continuous receipt of proposals from high-technology, telecommunication and internet projects, some new start-ups, some with significant research and development in progress. It has not been found to be necessary for this Issuer to advertise, or for management to travel in search of candidates. It is likely that management might travel in connection with a candidate it intends to select and with which it intends to enter into a committed relationship. Extensive due diligence and evaluation of proposals is made by Management based upon the financial statements of an acquisition target, its forseeable requirements for capital, and realistic potential of the target to attract the capital it may require, and management's evaluation of its ability to achieve its plan for profitability. Management is of the view that the quality and number of unsolicited proposals is such, that a target may be selected within the next three to six months, and that an acquisition would be completed within the next twelve months. In the event that these time tables do not prove true, the Issuer will continue its evaluation of opportunities until a business combination is accomplished, no matter how long it may take.

     Cash Requirements and of Need for additional funds, twelve months. This Company has no immediate need for current capital formation in its present pre-development stage from outside sources. This means that the Issuer expects to maintain its corporate and other filings and reports during the next twelve months.

     Reference is made to Note 2, GOING CONCERN, of the Issuer's Audited Financial Statements: "The Company is dependant upon raising capital to continue operations. The financial statements do not include any adjustments that might arise from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its operations." The company would be dependent on the acquisition of assets and businesses to commence business operations. The company is not dependant on additional funds to conduct its investigation and selection of a profitable business combination. Management cannot plan such capital formation as may be appropriate for an acquired business before selection of and combination with such a business. It is to be expected that following the firm agreement to combine, some capital raising program would be necessary, but any such program would be offered to investors based upon the assets and businesses to be acquired, and not on this Issuer in its present condition, without businesses, revenues, or income producing assets.

     Reference is made to Note 3, DEVELOPMENT STAGE COMPANY, of the Issuer's
Audited Financial Statements: "The Company is a development stage company.... It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues." After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about May 15, 1999. The Issuer has no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. The issuer is presently concentrating on selecting a business combination candidate. No current fund raising programs are being conducted or contemplated before merger, acquisition or combination is announced, and then any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Issuer in its present condition, without businesses, revenues, or income producing assets.

     In the event, contrary to the expectation of management, that no combination is made within the next twelve to eighteen months, this issuer may be forced to effect some advances from its shareholders, for costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective.

     (i) Summary of Product Research and Development. None.

     (ii) Expected purchase or sale of plant and significant equipment. None.

     (iii) Expected significant change in the number of employees. None.

(b) Discussion and Analysis of Financial Condition.

     (i) Operations and Results for the past two fiscal years. This Corporation has had no revenues since its inception in December of 1997. Its attempt to commence operations failed and was abandoned on May 15, 1999. Its expenses of $156,559, for the five months ended May 31, 1998, $191,679 for the twelve months ended December 31, 1998, are not considered indicative of maintenance expenses for the next six to twelve months, but reflect attempts to secure rights and assets for its former and abandoned business plan, and unusual legal expenses in connection with due diligence investigation and disclosure in connection with submission to NASD for quotation on the Bulletin Board, OTCBB, in the context of NASD rule changes. As an incidental result of NASD Rule changes this Issuer's common stock is allowed to be quoted over the counter in the "Pink Sheets", but will not be qualified for OTCBB until this 1934 Registration has been effective in proper form.

     (ii) Future Prospects. The Company has predicted that it will participate in a business opportunity within the next twelve months, not withstanding its limited resources, and competitive disadvantages with respect to other public or semi-public issuers. Such a forward looking statement must be recognized as such. Unexpected events, changes in market conditions, loss of experienced management personnel, and the like, certainly require that management's expectations be evaluated in the light of the basis for such forward looking statements. There are no guaranties of success at any stage. It is the current experience of management that acquisition targets are actively soliciting management, or are being referred to management by business brokers, and that such targets are, in many cases attractive to management. In light of these current conditions, management is confident that it can make a selection and proceed within the next twelve months.

(c) Reverse Acquisition Candidate. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse- acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance. Capital formation issues for the future of this Issuer would arise only when targeted business or assets have been identified. Until such time, this Issuer has no basis upon which to propose any substantial infusion of capital. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Issuer for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Issuer.

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                        Item 3. Description of Property.
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     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys.

     Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. The Issuer has only one class of stock; namely Common Stock.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

====================================================================================================================================
           Name and Address of Beneficial Owner                      Actual               %              Attributed              %
                                                                     Shares                                Shares
                                                                     Owned                                 Owned
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
Kirt W. James(1)                                                    2,500,000             9.04           20,000,000             9.04
24843 Del Prado #318
Dana Point CA 92629
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J. Dan Sifford, Jr.(1)                                              2,500,000             9.04           20,000,000             9.04
62 Bay Heights Drive
Miami, Florida 33133
====================================================================================================================================
All Officers and Directors as a Group                               5,000,000            18.08           20,000,000            18.08
====================================================================================================================================
Intrepid International S.A.(1)                                     15,000,000            54.24           20,000,000            54.24
PO Box 8807
Panama 5 Panama
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Total "Other 5% Owners" of the Issuer                              15,000,000            54.24           20,000,000            54.24
====================================================================================================================================
Total Shares Issued and Outstanding                                27,656,000           100.00           27,656,000           100.00
====================================================================================================================================

     (1) The Officers and Directors of this Company are affiliates of the Principal Shareholder. For this reason the attribution of all shares to each is shown in the table. Please see Item 7 of this Part, RELATIONSHIPS AND RELATED TRANSACTIONS for disclosure of the relationships between these affiliated shareholders.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of Registrant. In as much as the Issuer is searching for a profitable business opportunity, it is to be expected that a change of control might be contemplated when such a target is identified.

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      Item 5. Directors, Executive Officers, Promoters and Control Persons.
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     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     Kirt W. James, the Company's President, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place.

     J. Dan Sifford, Jr., has been Secretary-Treasurer of the Company since its inception, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a

Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities, among them: Indiasa Securities Corporation, to structure the financing necessary to facilitate the transactions; Indiasa Aviation Corporation, to serve as an all cargo airline operating large cargo aircraft throughout Latin America; and Overseas Aviation Corporation, to buy, sell, lease and broker aircraft, and to provide services to Indiasa Aviation Corporation and to other airlines. Indiasa, which is the parent company of all the Panamanian companies formed by Mr. Sifford, operates, through its partially owned subsidiary, Robmar International, S. A., plants in Argentina and Brazil which produce high temperature, high pressure lubricants and sealants. For twelve years ending in 1982, it operated, through its partially owned subsidiaries Indiasa Aviation Corporation and Overseas Aviation Corporation, an all cargo airline based at Miami International Airport and serving points throughout Central and South America and Africa. In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean.

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                         Item 6. Executive Compensation.
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     Each of the two Officer/Directors have been issued 2,500,000 new investment shares of stock, for present service and incentive purposes, in connection with, and as a part of the initial issuance of 20,000,000 shares for organization. No other compensation, or plan of compensation, has been made, authorized or contemplated at the present time and for the present period of corporate inactivity and ill-liquidity.

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             Item 7. Certain Relationships and Related Transactions.
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     Intrepid International, S. A. ("Intrepid") is the principal shareholder of this Issuer. The Officers and Directors of this Issuer are affiliates of Intrepid. The principal shareholder was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, Intrepid broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Company, incorporated as Intrepid International, Ltd. ("Intrepid US") to provide the required representation and agency for the Company in North America and Europe. Intrepid US is incorporated in the State of Nevada. Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies, generally, and an occasional investor for its own account.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's

Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office.

The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found under Item 5 of this Part, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of Intrepid International, Ltd. (Nevada) (Intrepid US) are two individuals; KIRT W. JAMES, and J. DAN SIFFORD, JR., which two individuals are the officers and directors of this Issuer Registrant.

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                              PART II

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


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                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
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(a) Market Information. The Common Stock of this Issuer is cleared for quotation
Over the Counter in the Pink Sheets, only recently. To the best of the Issuer's knowledge and belief, there has been no market activity, buying or selling, of the common stock of this Issuer, in brokerage transactions.

(b) Holders. There are 53 shareholders of the common stock of this Issuer.

(c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

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                           Item 2. Legal Proceedings.
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     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

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             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

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                Item 4. Recent Sales of Unregistered Securities.
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     At or near inception, the founders' 20,000,000 shares of common stock were issued at par value, for organizational costs, to the Principal Shareholder and the Officers and Directors of this Issuer. These were new investment shares issued pursuant to ss.4(2) of the Securities Act of 1933.

     On January 2, 1998, the Company offered 6,400,000 shares of common stock, and 6,400,000 warrants, in the form of 200 Units of 32,000 shares and 32,000 warrants each, for $1,000.00 per Unit, pursuant to Regulation D, Rule 504, as then in force. These shares and warrants were placed among sophisticated investors with pre-existing relationships with the issuer or management. Accordingly the Unit price of $1,000.00 equates to $0.03125 per share/warrant. The 32,000 warrants were made exercisable at any time with eighteen months from issuance at an exercise price of $0.125. The offering closed about March 31, 1998. No warrants have been exercised to date, and time remains until the end of August for their exercise. The Offering closed about May 15, 1998, the maximum 200 Units having been placed for $200,000.00 cash. The placement was made to and among 19 accredited investors.

     On or about January 5, 1999, the issuer placed 6,000 shares of common stock, pursuant to Rule 504, to a single sophisticated investor, Vegas Publications, Inc., with a pre-existing relationship with management, for $600.00, or $0.10 per share.

     On April 6, 1999, the issuer placed 1,250,000 shares of common stock, pursuant to Rule 504, to a single sophisticated investor, Marshall Worldwide Limited, PO Box 2047-100, San Jose, Costa Rica, for $12,500.00, paid for in cash at $0.01 per share.

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               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     None.

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                                    PART F/S

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


                              Financial Statements

     Audited Financial Statements: for the the three months ended March 31, 1999, and for the years ended December 31, 1998 and 1997, are provided as FINANCIAL STATEMENT: ATTACHMENT F-1, in the body of filing this filing, on sequential page 18 , and incorporated herein by this reference as though fully set forth on this page as well.

     Un-Audited Financial Statements: for the the months ended June 30, 1999, and for the years ended December 31, 1998 and 1997, are provided as FINANCIAL
STATEMENT: ATTACHMENT F-2, in the body of thi filings on sequential page 28, and incorporated herein by this reference as though fully set forth on this page as well.

                         Selected Financial Information

                                    3/31/99         12/31/98          12/31/97
================================================================================
Total Assets                     $     20,996     $     28,321     $    138,848
--------------------------------------------------------------------------------
Revenues                                  -0-              -0-              -0-
--------------------------------------------------------------------------------
Operating Expenses                      7,325          191,257              152
--------------------------------------------------------------------------------
Net Earnings or (Loss)                 (7,325)        (191,257)            (152)
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)                             (0.00)           (0.07)           (0.00)
--------------------------------------------------------------------------------
Average Common
Shares Outstanding                 26,400,000       26,272,000       21,904,000
================================================================================

--------------------------------------------------------------------------------

                                    PART III

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------


                                  Exhibit Index


======================================================================================
  Exhibit                Table Category  /  Description of Exhibit              Page
   Table                                                                       Number
     #
--------------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------
F-1  Audited Financial Statements: for the the three months ended March 31,
     1999, and for the years ended December 31, 1998 and 1997.                   18
--------------------------------------------------------------------------------------
F-2  Un-Audited Financial Statements: for the the six months ended June 30,
     1999, and for the years ended December 31, 1998 and 1997.                   28
--------------------------------------------------------------------------------------
             [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------------
2.1  Articles of Incorporation: DP Charters, Inc., a Nevada Corportation
--------------------------------------------------------------------------------------
2.2  By-Laws: DP Charters, Inc.
--------------------------------------------------------------------------------------
               [3] INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS
--------------------------------------------------------------------------------------
3    Specimen Certificate: Class A Common Voting Equity Stock
======================================================================================

--------------------------------------------------------------------------------
                      Financial Statements: Attachment F-1

     Audited Financial Statements: for the the three months ended March 31,
            1999, and for the years ended December 31, 1998 and 1997.
--------------------------------------------------------------------------------

                               D P Charters, Inc.
                          (a Development Stage Company)
                              Financial Statements
                  March 31, 1999 and December 31, 1998 and 1997

                                 C O N T E N T S

Independent Auditors' Report ............................................    3

Balance Sheets ..........................................................    4

Statements of Operations ................................................    5

Statements of Stockholders' Equity ......................................    6

Statements of Cash Flows ................................................    7

Notes to the Financial Statements .......................................    8

                    [CROUCH, BIERWOLF & CHISHOLM LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of D P Charters, Inc.

We have audited the accompanying balance sheets of D P Charters, Inc. (a Development Stage Company) as of March 31, 1999 and December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D P Charters, Inc. (a Development Stage Company) as of March 31, 1999 and December 31, 1998 and 1997 and the results of its operations and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
July 8, 1999

                               D P Charters, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                               March 31,         December 31,
                                                 1999         1998         1997
                                              ---------    ---------    ---------
Current assets
   Cash                                       $   5,996    $  12,321    $ 118,848
                                              ---------    ---------    ---------

Total Current Assets                              5,996       12,321      118,848
                                              ---------    ---------    ---------

Other Assets
    Organizational Costs (Net of
       Amortization)(Note 1)                     15,000       16,000       20,000
                                              ---------    ---------    ---------

Total Other Assets                               15,000       16,000       20,000
                                              ---------    ---------    ---------

      Total Assets                            $  20,996    $  28,321    $ 138,848
                                              =========    =========    =========

                      Liabilities and Stockholders' Equity

Current Liabilities                           $    --      $    --      $    --
                                              ---------    ---------    ---------

Stockholders' Equity
   Common Stock, authorized
     100,000,000 shares of $.001 par value,
     issued and outstanding 26,400,000,
     26,400,000 and 23,808,000 shares,
     respectively                                26,400       26,400       23,808
   Additional Paid in Capital                   193,600      193,600      115,192
   Deficit Accumulated During the
     Development Stage                         (199,004)    (191,679)        (152)
                                              ---------    ---------    ---------

       Total Stockholders' Equity                20,996       28,321      138,848
                                              ---------    ---------    ---------

Total Liabilities and Stockholders' Equity    $  20,996    $  28,321    $ 138,848
                                              =========    =========    =========

    The accompanying notes are an integral part of these financial statements

                                                 D P Charters, Inc.
                                            (a Development Stage Company)
                                               Statements of Operations

                                                                                   From inception
                                           For the Three          For the            on December            Deficit
                                              Months                Year              18, 1997            Accumulated
                                               Ended               Ended               through             during the
                                             March 31,          December 31,         December 31,         development
                                               1999                 1998                 1997                 Stage
                                           ------------         ------------         ------------         ------------
Revenues:                                  $       --           $       --           $       --           $       --

Expenses:

   General & Administrative                      (7,325)            (191,527)                (152)            (199,004)
                                           ------------         ------------         ------------         ------------

          Total Expenses                         (7,325)            (191,527)                (152)            (199,004)
                                           ------------         ------------         ------------         ------------

Net (Loss)                                 $     (7,325)        $   (191,527)        $       (152)        $   (199,004)
                                           ============         ============         ============         ============

Net Loss Per Share                         $      (0.00)        $      (0.07)        $      (0.00)                   $
                                           ============         ============         ============         ============

Weighted average shares outstanding          26,400,000           26,272,000           21,904,000           25,960,123
                                           ============         ============         ============         ============

    The accompanying notes are an integral part of these financial statements

                               D P Charters, Inc.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                                       Additional         Deficit
                                                                                        Paid-in         Accumulated
                                                                                        Capital          During the
                                                           Common Stock               (Discount on       Development
                                                     Shares             Amount            Stock)            Stage
                                                   ----------        ----------        ----------        ----------
Balance at beginning of development
 stage - December 18, 1997                               --          $     --          $     --          $     --

Shares issued for organizational costs             20,000,000            20,000              --                --

Shares issued for cash at $.03125 per share         3,808,000             3,808           115,192              --

Net loss December 31, 1997                               --                --                --                (152)
                                                   ----------        ----------        ----------        ----------

Balance, December 31, 1997                         23,808,000            23,808           115,192              (152)

Shares issued for cash at $.03125 per share         2,592,000             2,592            78,408              --

Net loss December 31, 1998                               --                --                --            (191,527)
                                                   ----------        ----------        ----------        ----------

Balance, December 31, 1998                         26,400,000            26,400           193,600          (191,679)

Net loss for the three months
   ended March 31, 1999                                  --                --                --              (7,325)
                                                   ----------        ----------        ----------        ----------

Balance, March 31, 1999                            26,400,000        $   26,400        $  193,600        $ (199,004)
                                                   ==========        ==========        ==========        ==========

    The accompanying notes are an integral part of these financial statements

                               D P Charters, Inc.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                                                                   December 18,
                                                                                                 1997 (inception
                                           For the three                                             of the
                                               Months                                             development
                                                Ended                                              stage) to
                                              March 31,                December 31,                March 31,
                                                1999              1998              1997              1998
                                             ---------         ---------         ---------         ---------
Cash Flows form Operating
 Activities

     Net loss                                $  (7,325)        $(191,527)        $    (152)        $
     Adjustments to reconcile
       net loss to net cash
       provided by operations
     Amortization                                1,000             4,000              --               1,667
                                             ---------         ---------         ---------         ---------

Net Cash Flows used in
 Operating Activities                           (6,325)         (187,527)             (152)         (155,044)
                                             ---------         ---------         ---------         ---------

Cash Flows from Investment
 Activities:                                      --                --                --                --
                                             ---------         ---------         ---------         ---------

Cash Flows from Financing
 Activities:
      Proceeds from Issuance of stock             --              81,000           119,000           200,000
                                             ---------         ---------         ---------         ---------

Net increase (decrease) in cash                 (6,325)         (106,527)          118,848            44,956

Cash, beginning of year                         12,321           118,848              --                --
                                             ---------         ---------         ---------         ---------

Cash, end of year                            $   5,996         $  12,321         $ 118,848         $  44,956
                                             =========         =========         =========         =========


Supplemental Cash Flow Information
   Cash Paid for:
     Interest                                $    --           $    --           $    --           $    --
     Taxes                                   $    --           $    --           $    --           $    --

Supplemental Non-cash Disclosure:

In 1997, the shareholders paid $20,000 of organizational costs for the Company. The Company reimbursed the $20,000 by issuing 20,000,000 shares of common stock.

    The accompanying notes are an integral part of these financial statements

                               D P Charters, Inc.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          D P Charters, Inc., ("the Company") is a Nevada corporation organized on December 18, 1997. The Company was formed to provide a charter yacht service from the Dana Point harbor located in Dana Point, Orange County, California. It is the intent of management to acquire and operate small to medium sized fishing and pleasure motor yachts.

     b.   Accounting Method

          The Company recognizes income and expenses on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating losses totaling approximately $199,004 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2012. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused. Accordingly, per FASB 109 the potential tax benefits of the loss carryforward are offset by the valuation of the same amount.

          Deferred tax assets and the valuation account is as follows at March 31, 1999 and December 31, 1998 and 1997.

                                          March 31,        December 31,
                                            1999         1998         1997
                                         ---------    ---------    ---------
     NOL carrryforward                   $  60,860    $  58,005    $      23
     Valuation allowance                   (60,860)     (58,005)         (23)
                                         ---------    ---------    ---------
     Total                               $    -       $    -       $    -
                                         =========    =========    =========

     f.   Organizational Costs

          In 1997, the shareholders paid $20,000 in organizational costs. The Company reimbursed the shareholders by issuing 20,000,000 shares of common stock at $.001 par value. These costs are being amortized on a straight-line method over a 60 month period beginning January 1, 1998. These costs will be recovered only if the Company is able to generate a positive cash flow from operations.

                               D P Charters, Inc.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 1 - Summary of Significant Accounting Policies (continued)

     g.   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements and other assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Related Party Transactions

          During 1999 and 1998, $5,000 and $58,500, respectively was paid in consulting fees to a company owned by shareholders of the Company.

--------------------------------------------------------------------------------

                      Financial Statements: Attachment F-2

     Un-Audited Financial Statements: for the the six months ended June 30, 1999, and for the years ended December 31, 1998 and 1997.

--------------------------------------------------------------------------------

                                DP CHARTERS, INC.
                            BALANCE SHEET (UNAUDITED)
                 for the years ended December 31, 1998 and 1997
                     and for the period ended June 30, 1999

                                                                                 December 31,
                                                               June 30,     -----------------------
                                                                 1999         1998          1997
                                                              ---------     ---------     ---------
                                     ASSETS
CURRENT ASSETS
           Cash                                               $   5,996     $  12,321     $ 118,848

TOTAL CURRENT ASSETS                                              5,996        12,321       118,848
                                                              ---------     ---------     ---------
OTHER ASSETS
           Organizational Costs                                  15,000        16,000        20,000
           Accounts receivable                                      600

TOTAL OTHER ASSETS                                               15,600        16,000        20,000
                                                              ---------     ---------     ---------
TOTAL ASSETS                                                  $  21,596     $  28,321     $ 138,848
                                                              =========     =========     =========

                              STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY
     Common Stock, $.001 par value; authorized 100,000,000
        shares; issued and outstanding, 20,000,000 shares,
        26,400,000 and 26,406,000 shares respectively            26,406        26,400        23,808

     Additional Paid-In Capital                                 194,194       193,600       115,192

     Accumulater Equity (Deficit)                              (199,004)     (191,679)         (152)
                                                              ---------     ---------     ---------

Total Stockholders' Equity                                       21,596        28,321       138,848
                                                              ---------     ---------     ---------

TOTAL STOCKHOLDERS' EQUITY                                    $  21,596     $  28,321     $ 138,848
                                                              =========     =========     =========

   The accompanying notes are an integral part of these financial statements.


                                    page F-2

                                DP CHARTERS, INC.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                 for the years ended December 31, 1998 and 1997
                     and for the period ended June 30, 1999

                                                          December 31,
                                    June 30,     -----------------------------
                                      1999           1998             1997
                                 -------------   -------------    ------------

Revenues                         $        -0-    $        -0-     $        -0-
                                 ------------    ------------     ------------

Amortization                           (1,000)         (4,000)             -0-
                                 -------------   ------------     ------------

Net Loss from Operations               (6,325)       (187,527)            (152)

Net Income (Loss)                $     (7,325)   $   (191,527)    $       (152)
                                 =============   ============     ============

Loss per Share                   $    (.00028)   $    (.00725)    $        -0-
                                 =============   ============     ============

Weighted Average
    Shares Outstanding             26,403,000      26,400,000       20,000,000
                                 =============   ============     ============

   The accompanying notes are an integral part of these financial statements.


                                    page F-3

                                DP CHARTERS, INC.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
             for the period from inception of the Development Stage
                 on December 18, 1997, through December 31, 1997
                      for the year ended December 31, 1998
                     and for the period ended June 30, 1999

                                                                  Additional  Accumulated    Total Stock-
                                        Common          Par        Paid-In       Equity     holders' Equity
                                         Stock         Value       Capital     (Deficit)      (Deficit)
                                     -----------      -------     --------     ---------      --------
Common Stock issued at inception      20,000,000      $20,000     $      0     $       0      $ 20,000

Sale of Common Stock                   3,808,000        3,808      115,192

Loss during 1997                                                                    (152)
                                     -----------      -------     --------     ---------      --------

Balance at December 31, 1997          23,808,000       23,808      115,192          (152)      138,848

Sale of Common Stock                   2,592,000        2,592       78,408

Loss during 1998                                                                (191,679)
                                     -----------      -------     --------     ---------      --------

Balance at December 31, 1998          26,400,000      $26,400     $193,600     $(191,679)     $ 28,321

Sale of Common Stock                       6,000            6          594

Loss during period ended
      June 30,1999                                                                (7,325)
                                     -----------      -------     --------     ---------      --------
Balance at June 30, 1999              26,406,000      $26,406     $194,194     $(199,004)     $ 21,596

   The accompanying notes are an integral part of these financial statements.


                                    page F-4

                                DP CHARTERS, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
                 for the years ended December 31, 1998 and 1997
                     and for the period ended June 30, 1999

                                                                           December 31,
                                                       June 30,      ------------------------
                                                         1999           1998           1997
                                                      ---------      ---------      ---------
Operating Activities

     Net Income (Loss)                                $  (7,325)     $(191,527)     $    (152)

     Less items not effecting cash (amortization)         1,000          4,000            -0-
                                                      ---------      ---------      ---------

Net Cash from Operations                                 (6,325)      (187,527)          (152)

Cash Increase (Decrease) sale of Common Stock               600         81,000        119,000

Cash Increase (Decrease) accounts receivable               (600)
                                                      ---------      ---------      ---------

Net increase (decrease) in cash                          (6,325)      (106,527)       118,848

Beginning Cash                                           12,321        118,848            -0-

Cash as of Statement Date                             $   5,996      $  12,321      $ 118,848
                                                      =========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                    page F-5

                                DP CHARTERS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 for the years ended December 31, 1997 and 1998
                   and for the six months ended June 30, 1999


1-FORMATION AND OPERATIONS OF THE COMPANY

     DP Charters, Inc. (the "Company") was incorporated on December 18, 1997 in the State of Nevada with the intent of initiating a charter yacht service from the Dana Point harbor located in Dana Point, Orange County, California. The Company is authorized to issue 100,000,000 Common Shares each with a par value of $0.001. It is the intent of management to acquire and operate small to medium sized fishing and pleasure motor yachts. The Board of Directors and Shareholders of the Company have authorized the issuance of a minimum of 5,600,000, and a maximum of 6,400,000 of its Common Shares in a Regulation D, 504 offering. As of the date of these statements 6,406,000 shares have been sold pursuant to that offering.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

     (b)  FISCAL YEAR

          The Company's proposed fiscal year for accounting and tax purposes is December 31.

     (c)  ORGANIZATION COSTS

          The Company incurred $20,000 of organization costs in 1997. These costs, which were paid by shareholders of the Company and which were exchanged for 20,000,000 shares of common stock having a par value of $20,000, which is being amortized on a straight line method over a 60 month period. These costs will be recovered only if, the Company is able to generate a positive cash flow from operations.

     (d)  CASH EQUIVALENTS

          For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whenever cash amount are to be included on the Company's Statements of Cash Flow, however, they will be comprised exclusively of cash.


                                    page F-6

DP Charters, Inc.
Notes to Financial Statements
for the years ended December 31, 1997 and 1998
and for the six months ended June 30, 1999 continued


3-PROPERTY AND EXECUTIVE COMPENSATION

     (a)  PROPERTY:

          The Company's offices and all of its records are located at 24843 Del Prado, Suite 318, Dana Point, California 92629.

     (b)  EXECUTIVE COMPENSATION:

          Since inception, the Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

5-STOCKHOLDERS' EQUITY.

     The Company is authorized to issue 100,000,000 shares of common stock having a par value of $0.001. In October 1997, 20,000,000 shares of Common Stock, were issued in exchange for organizational costs which were valued by management at a total of $20,000. In 1997 and 1998, 6,400,000 shares of Common Stock, were issued in exchange for cash in the amount of $200,000. In 1999, 6,000 shares of Common Stock, were issued in exchange for cash in the amount of $600.


                                    page F-7

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                                DP Charters, Inc.
                                       by


/s/ Kirt W. James                            /s/ J. Dan Sifford, Jr.
------------------                           -----------------------
Kirt W. James                                J. Dan Sifford, Jr.
PRESIDENT/DIRECTOR                           SECRETARY/DIRECTOR